

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

<u>Facsimile 770-554-3603</u>
Mr. John E. Kahn
Chief Financial Officer
TeamStaff, Inc.
1 Executive Drive, Suite 130
Somerset, NJ 08873

Re: **TeamStaff, Inc.**
        Form 10-K for the fiscal year ended September 30, 2010
        Filed February 14, 2011
        Forms 10-Q for the quarter ended December 31, 2010 and March 31, 2011
        File No. 0-18492

Dear Mr. Kahn:

We have reviewed your response letter dated April 19, 2011 and have the following comments. As noted in our letter dated March 31, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2010

General

1. Please expand your disclosure in future filings to include the responses in your letter, as applicable.

Critical accounting policies
Goodwill and Intangible assets, page 30

2. We note your response to comment five from our letter dated March 31, 2011. To help us better understand your response please provide us with your calculations for (d) 1, 2 and 3 Specifically tell us the terminal value that you calculated; the differences between cash flows and taxable income; and the difference between consolidated results and TeamStaff GS.

Notes to Consolidated Financial Statements

(10) Commitments and Contingencies

Potential Contractual Billing Adjustments, page F-21

3. We note your response to comment seven from our letter dated March 31, 2011. Please tell us in detail about the status of your current discussions and collections efforts with the DVA. Please tell us how your correspondence with DOL which is not the contracting entity and collection efforts which are still unknown to us provide you with the necessary assurance to recognize this revenue.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Payroll Taxes, page 27

4. Please expand your disclosure here and in the notes to the financial statements for to ensure you quantify all interest and penalties being sought from you. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you have determined that it is not possible to estimate the range of loss, please provide an explanation regarding why this is not possible. Please refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director